January 19, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
TrueShares Low Volatility Equity Income ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 72 to the Trust’s Registration Statement on Form N-1A filed November 12, 2020 (SEC Accession No. 0000894189-20-008994) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    Please provide a completed fee table and expense example.
Response:    The Fund’s completed fee table and expense example are shown below.
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%

* Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$66	3 Years:	$208

Comment 2.    If the Fund expects that its acquired fund fees and expenses will exceed 0.01%, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.
Response:    The Fund will not invest in regulated investment companies as part of its principal investment strategies, and therefore no additional information has been added to the fee table.
Comment 3.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waiver, reimbursement or recoupment arrangements in place for the Fund, and therefore no additional information has been added to the fee table.
Comment 4.    We note that the principal risks appear in alphabetical order. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 5.    If the Fund will invest in derivatives as part of its principal investment strategies, please ensure the disclosure regarding derivative instruments includes only those in which the Fund will principally invest. Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to the Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillian, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).
Response:    The Fund will not invest in derivatives as part of its principal investment strategies.
Comment 6.    With respect to the “Principal Investment Strategies” section, please clarify if there are any percentage limitations for investment in foreign securities or depositary receipts.
Response:    The Trust notes that there are no percentage limitations for investment in foreign securities or depositary receipts.
Comment 7.    With respect to the “Principal Investment Strategies” section, in accordance with the “Plain English” Rule 421, please revise the first paragraph to clarify if the Sub-Adviser believes dividend-paying companies are inherently low volatility securities or if the Sub-Adviser is looking for dividend-paying companies with the low volatility characteristics described later in the paragraph.
Response:    The Trust has revised the section to read as follows:
The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by purchasing 25-35 stocks of companies that pay dividends and expect to grow the dividends over time and are trading at attractive valuations at the time of the investment. The Fund’s sub-adviser, Titleist Asset Management, Ltd. (the “Sub-Adviser”), will seek to invest in such companies that are established businesses with high cash flow, stable revenue streams, and more disciplined capital reinvestment programs which may, in turn, experience lower volatility relative to the overall equity market.

Comment 8.    Please confirm whether securities underlying the ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.
Response:    The Fund’s securities will not be traded outside a collateralized settlement system.
Comment 9.    In the “ETFs Risks” section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:    The Fund intends to process purchases and redemptions of creation units primarily in-kind and thus, does not believe the risk related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
Comment 10.    Under “Additional Information About the Funds - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 11.    Under “Additional Information About the Funds - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Statement of Additional Information
Comment 12.    Under “Investment Restrictions”, the first sentence of the concentration investment restriction states: “Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries.” Please remove the word “related” as it is not a part of Section (8)(b)(1) of the Investment Company Act of 1940.
Response:     The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes on concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
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